UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________

FORM 11-K
_______________________________

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 1-38962
_______________________________

Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) SAVINGS PLAN OF FISERV, INC.
AND ITS PARTICIPATING SUBSIDIARIES

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fiserv, Inc.
255 Fiserv Drive
Brookfield, Wisconsin 53045

REQUIRED INFORMATION

The 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of and for the fiscal years ended December 31, 2019 and 2018 and supplemental schedule of the Plan as of December 31, 2019, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings Plan of Fiserv, Inc.
and Its Participating Subsidiaries

Date:	June 26, 2020	By:	/s/ Robert W. Hau
Robert W. Hau
On behalf of the Plan

Date:	June 26, 2020	By:	/s/ Kenneth F. Best
Kenneth F. Best
On behalf of the Plan

Appendix 1

401(k) SAVINGS PLAN OF FISERV, INC. AND ITS PARTICIPATING SUBSIDIARIES

Financial Statements as of and for the Years Ended December 31, 2019 and 2018,
Supplemental Schedule as of December 31, 2019, and
Report of Independent Registered Public Accounting Firm

401(k) SAVINGS PLAN OF FISERV, INC.
AND ITS PARTICIPATING SUBSIDIARIES

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2019 and 2018	3

Notes to Financial Statements as of and for the Years Ended December 31, 2019 and 2018	4

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO DEPARTMENT OF LABOR’S RULES AND
REGULATIONS:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019	10

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of
the 401(k) Savings Plan of Fiserv, Inc.
and Its Participating Subsidiaries:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2008.

Milwaukee, Wisconsin
June 26, 2020

401(k) SAVINGS PLAN OF FISERV, INC.
AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31,
	2019	2018
ASSETS:
Investments at fair value:
Mutual funds	$1,644,423	$1,355,377
Collective investment trusts	1,272,031	1,020,261
Common collective trust	144,569	146,653
Fiserv Stock Fund	211,574	143,707
Total investments at fair value	3,272,597	2,665,998
Receivables:
Employer contributions	1,695	1,088
Notes receivable from participants	35,589	35,594
Total receivables	37,284	36,682
NET ASSETS AVAILABLE FOR BENEFITS	$3,309,881	$2,702,680

See accompanying notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.
AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Year Ended
	December 31,
	2019	2018
ADDITIONS:
CONTRIBUTIONS:
Participant contributions	$130,507	$123,888
Employer contributions	41,326	39,119
Rollover contributions	24,492	20,059
Total contributions	196,325	183,066
INVESTMENT AND OTHER INCOME (LOSS):
Dividends and interest	63,404	74,247
Interest on notes receivable from participants	2,238	2,093
Net appreciation (depreciation) in fair value of investments	586,782	(203,815)
Total investment and other income (loss)	652,424	(127,475)
Total additions	848,749	55,591
DEDUCTIONS:
Benefits paid to participants	239,430	181,237
Asset transfers out of the Plan	41	66,438
Administrative expenses	2,077	2,028
Total deductions	241,548	249,703
NET INCREASE (DECREASE)	607,201	(194,112)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,702,680	2,896,792
End of year	$3,309,881	$2,702,680

See accompanying notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.
AND ITS PARTICIPATING SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1. PLAN DESCRIPTION
The following description of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is provided for informational purposes only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General — The Plan was established by Fiserv, Inc. and its participating subsidiaries (collectively the "Company" or "Employer") and is maintained in order to aid eligible employees to accumulate savings for their retirement. The Plan is administered by its Administration Committee, members of which are appointed by Fiserv Solutions, LLC or its participating subsidiaries (collectively the “Plan Sponsor”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Most of the Company's U.S. associates who are not subject to a collective bargaining agreement and are regularly scheduled to work at least 20 hours per week based on the payroll and personnel records with the Company are eligible to participate in the Plan on the first day of employment. If an associate is not regularly scheduled to work at least 20 hours per week but completes 1,000 hours of service during the twelve-month period beginning on the associate’s hire date and ending on the first anniversary of the associate’s employment, the associate will become eligible to participate in the Plan on the first day of the month following or coinciding with the first anniversary date of the associate’s hire.

In December 2019, a novel strain of coronavirus (“COVID-19”) was identified and has since continued to spread and negatively impact the economy of the United States and other countries around the world. In March 2020, the World Health Organization recognized the COVID-19 outbreak as a pandemic. In response to the COVID-19 pandemic, the governments of many countries, states, cities and other geographic regions have taken preventive or protective actions, such as travel restrictions and bans, quarantines, social distancing guidelines, shelter-in-place or lock-down orders and other similar limitations. Accordingly, the COVID-19 pandemic has adversely impacted global economic activity and has contributed to significant volatility in financial markets. The COVID-19 pandemic has affected, and may continue to affect, the market price of Fiserv, Inc. common stock and other Plan assets. The extent of the impact of the COVID-19 pandemic on the Plan will depend on future developments which are highly uncertain and cannot be predicted.
Plan Amendments— On July 29, 2019, Fiserv, Inc. completed the acquisition of First Data Corporation by acquiring 100% of the First Data Corporation stock that was issued and outstanding as of the date of the acquisition. As a result, the Plan was amended to freeze the Plan to new participants and contributions effective January 1, 2020 and to allow for the merger of the Plan into the surviving Fiserv 401(k) Savings Plan (f/k/a the First Data Corporation Incentive Savings Plan) ("New Fiserv Plan") for the purpose of providing a single plan covering current and former employees of both companies and their affiliates. Participants in the Plan became eligible to make salary reduction contributions in the New Fiserv Plan effective January 1, 2020. The Company expects to complete the merger of the Plan into the New Fiserv Plan in the third quarter of 2020.
Effective January 1, 2019, the Plan was amended to reflect changes to the requirements for hardship withdrawals and to modify the definition of considered compensation for purposes of making contributions and allocations. These amendments did not have a material impact on the financial statements.
Contributions — Contributions to the Plan were frozen effective January 1, 2020. Prior to January 1, 2020, participants could elect to make salary reduction contributions, subject to federal tax limitations, not to exceed a maximum of 75% of his or her compensation. Participants were automatically enrolled in the Plan at a 3% before-tax savings rate which was automatically increased 1% annually, up to a maximum of 15% of compensation, unless the participant elected a different percentage. Participants could elect not to participate in the Plan at any time.

Participants who had attained age 50 before the end of the Plan year were eligible to make catch-up contributions. All of the above participant contributions and elections were subject to regulatory and Plan limitations.
Employer matching contributions were also frozen effective January 1, 2020. Prior to January 1, 2020, employer matching contributions were equal to 100% of the first 1% and 40% of the next 5% of salary reduction contributions made by Plan participants. However, to the extent permitted by ERISA and the Internal Revenue Code (“IRC”), the Company’s board of directors could elect to decrease or eliminate the Company’s matching contribution. The Company remitted participant and employer matching contributions to the Plan custodian each pay period. Rollover contributions consist of participants’ transfers of balances into the Plan from other qualified plans.
Participant, Employer and rollover contributions were invested as directed by Plan participants. Participants could irrevocably designate all or any part of their elective deferrals to the Plan as Roth 401(k) deferrals, provided the eligibility requirements had been met. The Roth 401(k) deferrals were contributed to the Plan on an after-tax basis and were included in the computation of the participant’s personal income. Because the amounts were contributed on an after-tax basis, the deferrals and, in most cases, earnings on the deferrals, are not subject to federal income taxes when distributed to participants as long as the distributions are considered to be qualified. The combined total of pre-tax deferrals and Roth 401(k) deferrals may not exceed the maximum dollar limitation allowable under law.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account reflects participant contributions, Employer contributions, transfers into and out of the Plan, benefits paid to participants, and allocations of investment income and losses and administrative expenses. Allocations are based on participant account earnings, balances or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Plan participants are entitled to the vested balance in their respective accounts as of their respective termination date, 65th birthday, death or permanent disability. Participant contributions vested immediately. Employer contributions vest 100% after two years of employment with the Company. In the event of death, disability or retirement at or after age 65, all amounts allocated to a participant’s account under the Plan are 100% vested.
Forfeitures — The Plan provides for restoration of forfeited funds upon re-employment of former participants in specified circumstances. Forfeited non-vested accounts were used to reduce future Employer contributions and to pay for legal and investment advice fees related to Plan administration. Unallocated forfeitures totaled $841 thousand and $1,350 thousand at December 31, 2019 and 2018, respectively. During 2019 and 2018, Employer contributions were reduced by $1,105 thousand and $1,769 thousand, respectively, from forfeited non-vested accounts.
Investment Options — Participants direct the investment of their account balance into the investment options of the Plan in 1% increments. The Plan offers mutual funds, collective investment trusts, a common collective trust and the Fiserv Stock Fund as investment options for participants. The collective investment trusts held by the Plan are primarily comprised of target funds which invest in mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workplace in or within a few years of the target year. The common collective trust primarily holds investment contracts that are issued by insurance companies and commercial banks and backed by bond funds and trusts. The Fiserv Stock Fund invests in Fiserv, Inc. common stock and cash equivalents. While direct exchanges from the common collective trust into a competing fund are prohibited, participants may otherwise redeem their investments held by the Plan without restriction.
Notes Receivable from Participants — Participants may request loans, subject to considerations for adequate collateral, in a minimum amount of $500 and up to a maximum amount of the lesser of the following: 1) $50 thousand (reduced by the excess, if any, of the participant’s highest outstanding loan balance during the previous twelve months over the outstanding loan balance on the date of the loan); or 2) the greater of 50% of the current market value of the participant’s vested and non-forfeitable account balances or $10 thousand. The rate of interest charged on participant loans (4.25% to 11.25% at December 31, 2019) is determined by the administrator of the Plan using prevalent loan rates from a commercial lending institution under similar circumstances and is set as of the loan request date. Generally, loans require repayment within five years; however, primary residence loan maturities can be up to 30 years.
Payment of Benefits — Upon termination of employment for any reason, including death or disability, a participant may elect to receive a distribution in a lump sum of the vested portion of his or her account. If no such election is made within 90 days and the participant’s vested interest in the Plan is more than $1 thousand but not more than $5 thousand, it will automatically be rolled over to a new individual retirement account at Vanguard, the third party administrator of the Plan. If the vested interest is $1 thousand or less, a lump sum cash distribution will be made. If a participant’s vested interest exceeds $5 thousand, the vested portion of his or her account will remain in the Plan until the participant or the participant’s representative elects to receive a distribution. Upon termination of employment, a participant may request that amounts invested in the Fiserv Stock Fund be distributed entirely in cash or stock as part of a lump sum distribution.
An in-service withdrawal of all or a portion of a participant’s account may be made under certain conditions, including election by the participant after attaining age 59½. The Plan contains special rules prescribed by the IRC regarding the commencement of distributions to participants who attain age 70½.
Administrative Expenses — Expenses incurred in connection with administering the Plan are primarily paid from Plan assets. Administrative expenses include annual loan fees, which are charged directly to the account of the participant to whom the loan is made, and managed account program fees. Other investment-related expenses are included in the net appreciation (depreciation) in fair value of investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates and are subject to change in the near term.
Investment Valuation — The Plan’s investments are stated at fair value (see Note 3). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Income Recognition — Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis and loan fees are expensed as incurred. Annual loan fees are recorded as administrative expenses, while loan origination fees are included within gross loan withdrawals. Default notes receivable from participants are deemed distributions based upon the terms of the Plan document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2019 and 2018, no amounts were due to participants who elected to withdraw from participation in the Plan.
Risks and Uncertainties — The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Recent Accounting Pronouncements — In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"), which removes, modifies and adds certain disclosure requirements of Accounting Standards Codification Topic 820, Fair Value Measurement. ASU 2018-13 is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2019, with the additional disclosures required to be applied prospectively and the modified and removed disclosures required to be applied retrospectively to all periods presented. The Plan adopted ASU 2018-13 effective January 1, 2020, and the adoption did not have a material impact on the Plan’s disclosures.
Subsequent Events — Subsequent events have been evaluated through the issuance date of this report. No reportable events subsequent to December 31, 2019 were identified, other than described above.

3. FAIR VALUE MEASUREMENTS
The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits and are classified as follows within the fair value hierarchy:

(In thousands)	Level 1	Level 2	Total
December 31, 2019
Mutual funds	$1,644,423	$—	$1,644,423
Fiserv Stock Fund	—	211,574	211,574
Collective investment trusts	—	—	1,272,031
Common collective trust	—	—	144,569
Total	$1,644,423	$211,574	$3,272,597

(In thousands)	Level 1	Level 2	Total
December 31, 2018
Mutual funds	$1,355,377	$—	$1,355,377
Fiserv Stock Fund	—	143,707	143,707
Collective investment trusts	—	—	1,020,261
Common collective trust	—	—	146,653
Total	$1,355,377	$143,707	$2,665,998
The Plan uses valuation techniques based on the available inputs to measure the fair value of its investments. Participant transactions may occur daily, and there are no redemption notice restrictions or unfunded commitments related to the investments in the Plan.
Mutual funds held by the Plan are actively-traded, open-ended and registered with the Securities and Exchange Commission. The mutual funds are measured at fair value using inputs based on quoted net asset values for identical assets in active markets, which are considered level one inputs in the fair value hierarchy.
The Fiserv Stock Fund consists of Fiserv, Inc. common stock, which is valued at the quoted market price from an active market, and cash equivalents which provide liquidity for trading. The investments held in the Fiserv Stock Fund are measured at fair value using level two inputs of the fair value hierarchy, which include significant observable inputs other than quoted prices in active markets, as the value of a unit reflects the combined market value of Fiserv, Inc. common stock and the cash investments held by the fund.
The collective investment trusts and common collective trust are measured using the net asset value per share practical expedient and are consequently not categorized within the fair value hierarchy. The unit interests in the collective investment trusts are valued at the net asset value per unit as reported by the sponsor of the collective trust funds derived from the exchange where the underlying securities are primarily traded and are redeemable daily. The common collective trust primarily holds fully benefit-responsive investment contracts and is valued at contract value. Contract value is the relevant measurement attribute because it is the amount participants would normally receive if they were to initiate permitted transactions under the terms of the underlying plans. The common collective trust reported average yields of 2.6% and 2.7% for 2019 and 2018, respectively, and crediting interest rates of 2.7% and 2.8% at December 31, 2019 and 2018, respectively.

4. ASSET TRANSFERS
Asset transfers out of the Plan represent participant account balances related to participants of the Company's divested businesses. These account balances were transferred into the defined contribution plans sponsored by the divested businesses. Asset transfers out of the Plan totaled $41 thousand and $66,438 thousand during 2019 and 2018, respectively, primarily related to the sale of a 55% interest in the Company's Lending Solutions business.

5. PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS
The Plan invests in certain mutual funds, collective investment trusts and a common collective trust managed by Vanguard. Vanguard is the administrator, custodian and recordkeeper of the Plan; therefore, these transactions are party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions.
The Plan also offers the Fiserv Stock Fund, which primarily consists of Fiserv, Inc. common stock, as an investment option. Fiserv Solutions, LLC is the sponsoring employer and, therefore, a related party of the Plan. At December 31, 2019 and 2018, the Plan held 1,822,349 and 1,952,398 shares, respectively, of Fiserv, Inc. common stock within the Fiserv Stock Fund. The Plan made purchases of $1,926 thousand and $5,022 thousand, and sales of $14,829 thousand and $17,769 thousand, during 2019 and 2018, respectively, of Fiserv, Inc. common stock.

6. PLAN TERMINATION
The Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts, including Company contributions.

As discussed within Note 1, effective January 1, 2020, the Plan has been frozen with the intent to merge the Plan's assets (including outstanding loan balances) with and into the Fiserv 401(k) Savings Plan.

7. TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated December 5, 2016 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

401(k) SAVINGS PLAN OF FISERV, INC.
AND ITS PARTICIPATING SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 39-1833695 Plan: 001
AS OF DECEMBER 31, 2019
(In thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	American Beacon Small Cap Value Fund: Institutional Shares	Mutual Fund	**	$25,986
*	Vanguard Inflation-Protected Securities Fund: Institutional Shares	Mutual Fund	**	29,563
*	Vanguard Institutional Index Fund Plus Shares	Mutual Fund	**	326,642
*	Vanguard International Growth Fund Admiral Shares	Mutual Fund	**	164,891
*	Vanguard International Value Fund	Mutual Fund	**	50,662
*	Vanguard Mid-Cap Index Fund: Institutional Plus Shares	Mutual Fund	**	143,851
*	Vanguard Prime Money Market Fund	Mutual Fund	**	841
*	Vanguard Russell 1000 Value Index Fund: Institutional Shares	Mutual Fund	**	99,592
*	Vanguard Small-Cap Growth Index Fund: Institutional Shares	Mutual Fund	**	116,548
*	Vanguard Total Bond Market Index Fund: Institutional Plus Shares	Mutual Fund	**	161,978
*	Vanguard U.S. Growth Fund Admiral Shares	Mutual Fund	**	127,523
*	Vanguard Wellington Fund Admiral Shares	Mutual Fund	**	396,346
*	Vanguard Target Retirement 2015 Trust Plus	Collective Investment Trust	**	36,847
*	Vanguard Target Retirement 2020 Trust Plus	Collective Investment Trust	**	126,816
*	Vanguard Target Retirement 2025 Trust Plus	Collective Investment Trust	**	244,605
*	Vanguard Target Retirement 2030 Trust Plus	Collective Investment Trust	**	244,545
*	Vanguard Target Retirement 2035 Trust Plus	Collective Investment Trust	**	243,491
*	Vanguard Target Retirement 2040 Trust Plus	Collective Investment Trust	**	167,688
*	Vanguard Target Retirement 2045 Trust Plus	Collective Investment Trust	**	100,818
*	Vanguard Target Retirement 2050 Trust Plus	Collective Investment Trust	**	53,204
*	Vanguard Target Retirement 2055 Trust Plus	Collective Investment Trust	**	18,413
*	Vanguard Target Retirement 2060 Trust Plus	Collective Investment Trust	**	7,299
*	Vanguard Target Retirement 2065 Trust Plus	Collective Investment Trust	**	504
*	Vanguard Target Retirement Income Trust Plus	Collective Investment Trust	**	27,801
*	Vanguard Retirement Savings Trust III	Common Collective Trust	**	144,569
*	Fiserv Stock Fund	Company Stock Fund	**	211,574
*	Notes Receivable from Participants (4.25%-11.25%)	Participant Loans	—	35,589
	TOTAL ASSETS (HELD FOR INVESTMENT AT END OF YEAR)			$3,308,186

*	Represents a party-in-interest
**	Cost information not required for participant-directed investments

See Report of Independent Registered Public Accounting Firm.